Filed by CBOE Holdings, Inc.

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-6 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE

Holdings, Inc.: 333-214488

CBOE Holdings, Inc.

Fourth Quarter 2016 Earnings Call Transcript

Monday, February 6, 2017

4:00 p.m. CT

Operator:

Good day and welcome to the CBOE Holdings’ 2016 Fourth-Quarter Financial Results Conference Call. All participants will be in listen-only mode. [Operator Instructions] After today’s presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note this event is being recorded.

I would now like to turn the conference over to Debbie Koopman. Please go ahead.

Deborah L. Koopman

Vice President, Investor Relations, CBOE Holdings, Inc.

Thank you. Good morning and thank you for joining us for our fourth-quarter conference call. On the call today, Ed Tilly, our CEO, will discuss the quarter and our strategic initiatives for 2017; then Alan Dean, our Executive Vice President and CFO will detail our fourth-quarter 2016 financial results and provide guidance on certain financial metrics for 2017.

Following their comments, we will open the call to Q&A. Also joining us for Q&A will be our President and COO, Ed Provost. In addition, I’d like to point out that this presentation will include the use of several slides. We will be showing the slides and providing commentary on each.

A downloadable copy of the slide presentation is available on the Investor Relations portion of our website. As a preliminary note, you should be aware that this presentation contains forward-looking statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings and Bats Global Markets, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding anticipated expenses, expected tax rate, future share purchases, planned capital spending, the expected benefits of the planned acquisition of Bats Global Markets and the anticipated timing of closing that transaction.

Forward-looking statements represent our current judgment on what the future may hold. And while we believe these judgments are reasonable, these forward-looking statements are not guarantees of future performance and involve certain assumptions, risks and uncertainties. Actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement including due to the factors discussed in the Risk Factors section of CBOE and Bats’ filings with the SEC.

Now, I’d like to turn the call over to Ed Tilly.

Edward T. Tilly

Chief Executive Officer, CBOE Holdings, Inc.

Thank you, Debbie. Good afternoon and thank you for joining us today. I’m pleased to report a strong fourth-quarter 2016 at CBOE Holdings with adjusted earnings per share of $0.63 on revenue of $163 million. Our fourth-quarter performance capped off another year of solid financial results and our fourth consecutive year of record index trading led by new all-time highs in SPX options and VIX futures trading.

Overall volume at CBOE Holdings during the fourth quarter rose 14% year-over-year, fueled by increased trading and our higher margin index options and futures products, which were up 13% and 26% respectively. For the month of January, we saw trading volume increase 7% over December, with total options volume up 7% and VIX futures volume up 15%.

We made significant headway in developing a seamless integration process for our planned acquisition of Bats Global Markets, which was overwhelmingly approved by the stockholders of both companies. We expect the transaction to close by the end of this quarter.

We recently received regulatory approval from the Dutch Central Bank, which leaves us one remaining regulatory approval from the United Kingdom Financial Conduct Authority (FCA). We are confident that following the closing, we will be positioned to immediately begin realizing the benefits of joining Bats’ U.S. and European equities, options, ETF trading and global FX platform with CBOE’s wide array of equity and index options, multi-asset volatility products and educational resources.

In addition to significantly expanding and diversifying our product line, the acquisition will increase our non-transactional revenue stream on day one. We also look to immediately broaden our reach with Bats’ European presence to cross-promote two distinct product lines to an expanded customer base and to begin the process of streamlining the company’s technology on to Bats’ proven platform.

Importantly, we believe the full potential of the deal lies beyond the sum of its parts. Our companies not only have distinct product lines, but also touch customers at different points along the product development and trading cycle. For instance, as a product innovator, CBOE develops strategy benchmarks for asset managers to create ETPs and benefited from trading in these products, but lacked the means to capture the economics and data from listing them.

The addition of Bats’ global ETP listing and trading venues is expected to enable CBOE to create an ecosystem that encompasses every aspect of product development from design, listing and trading, to the generation and packaging of market data with which to create still more products.

Similarly, we plan to leverage CBOE’s derivatives expertise and Bats’ European and FX footprint to create unique European and FX products for the benefit of our customers in those markets. The CBOE-Bats combination not only enhances our framework for product development, but also provides unique building blocks for new products in the form of CBOE’s proprietary indexes and methodologies and an expanded data offering afforded by Bats and CBOE.

We believe the ability to expand our value proposition as it relates to product development is especially compelling given the trends toward packaging sophisticated strategies into simple and cost-effective listed products, including ETPs and structured products. This is something of a sweet spot for us as we expect these products will largely be index-based, enabling us to leverage CBOE’s indexing services offering. We also expect those products to be increasingly global-macro themed, and we anticipate leveraging Bats’ proven trading technology to expand our customer reach.

In thinking of the opportunities ahead, it’s worth noting that industrywide ETP listings are at an all-time high. ETPs account for 30% of the total dollar value traded in U.S. cash equity markets and ETP assets stand at $2.5 trillion, 10% of U.S. stock market capitalization. Volume and alternative ETPs which include volatility products has doubled in the past three years. We’re seeing similar growth in ETP options trading, which increased 7% last year, against a 10% decline in U.S. equity options volume.

The ability to develop, list and trade new products brings us closer to customers whether they be issuers, investors or traders, enabling us to better anticipate and respond to their needs throughout the trading cycle. Add to that CBOE’s extended reach via Bats’ global platform, and we have tremendous potential to develop ongoing value-added relationships with a growing global customer base.

The cornerstone of our value proposition will remain product development, including products and services designed for a growing number of fund issuers, asset managers and investment advisors that use options and futures to provide risk managed solutions for their clients.

Case in point is CBOE Vest Financial, our asset management affiliate. CBOE Vest has now launched three mutual funds, each focusing on a unique targeted investment outcome, downside protection, enhanced growth and income generation delivered by options strategies benchmarked to a CBOE index.

In less than six months since launch, the CBOE Vest funds have accumulated $35 million in assets and are now available on all major registered investment advisory platforms. We believe the expertise of the Vest team, combined with CBOE’s proprietary product offerings and expertise in developing option based strategy performance benchmarks, uniquely positions our Company to lead the options space and target-based outcome investing and will serve as a model that can be repeated with other innovative asset managers and advisors.

We look forward to further developing our CBOE Vest family of products in 2017, including leveraging the product packaging capabilities of CBOE Vest for the structured products market in Europe through our planned acquisition of Bats. Investor education and close collaboration with end users goes hand-in-hand with successful product development at CBOE. This is especially true now as we continue to develop new CBOE products as we expand into new asset classes with the anticipated close of the Bats deal.

The continued growth of our Risk Management Conference (RMC) program which tends to attract early adopters of our new products, takes on even greater significance in light of our expanding global footprint and product line. In November, we hosted our second annual CBOE RMC Asia held in Hong Kong. I’m pleased to say that attendance at the 2016 event nearly doubled that of the previous year and included many of Asia’s foremost volatility and derivatives traders, strategists and researchers. We are now preparing for our 33rd annual RMC U.S., which begins on March 8 in Dana Point, California.

In closing, I will reiterate that we believe the pending CBOE-Bats combination will enable us to cement CBOE’s position as the go-to partner for developing cutting-edge trading investment solutions. We also believe that it increases our ability to provide the marketplace with innovative products across a wide array of asset classes, extends our reach with Bats’ pan-European equities and global FX markets and enhances our menu of market data products and services. Moreover, we plan CBOE’s greatly expanded product and services offerings (will) ultimately be powered by Bats’ leading proprietary trading technology.

At its essence, this deal is about bringing together two remarkably talented and dedicated teams, who have created two exceptionally innovative companies. I want to take this opportunity to thank both teams for the contribution making CBOE and Bats market leaders and for the collaborative efforts in creating a process to the planned combination of these two companies into a single even stronger market innovator and leader. We believe the combined expertise of CBOE and Bats teams will enable our company to grow our customer base and reward shareholders for years to come.

Before turning this over to Alan Dean, I would like to note that this will likely be Ed Provost’s last earnings call at CBOE. Ed plans to retire upon the close of our planned acquisition of Bats, and I would like to take this opportunity to thank him for his tremendous contribution to CBOE. Ed began his career at CBOE in 1975. After rising through the ranks in our regulatory division, Ed headed operations planning before being named Executive Vice President and Chief Business Development Officer in 2001. Ed became President and COO in 2013. I worked closely with Ed these past years. I can attest there’s never been a dull moment and that CBOE has benefited from his insight and talent at every turn. His leadership and guidance have been instrumental to CBOEs ongoing success. I know I speak on behalf of the entire team at CBOE in thanking Ed for his outstanding service and friendship to CBOE.

With that, I’ll turn it over to Alan.

Alan J. Dean

Chief Financial Officer, Treasurer & EVP, CBOE Holdings, Inc.

Thank you, Ed. And I’ll also add my congratulations and thanks to Ed Provost. We’ll miss you.

Thanks to everyone for joining us to review our fourth-quarter results. I’ll provide some incremental commentary around our financial results for the quarter and then review our guidance for certain financial metrics for 2017. CBOE Holdings ended 2016 with solid fourth-quarter results as highlighted on this slide.

Adjusted operating revenue was $163.2 million, up 6% compared with $154 million in last year’s fourth quarter. Adjusted operating income was $79.8 million representing an adjusted operating margin of 48.9%, up 90 basis points versus the fourth quarter 2015. Adjusted net income allocated to common stockholders was $51.5 million, a 5% increase compared with 2015’s fourth quarter while adjusted diluted earnings per share rose 7% to $0.63.

Before I continue, let me point out that our GAAP results reported for the fourth quarter of 2016 and 2015 include certain items that impact the comparison of our operating performance which are not included in our non-GAAP results. These items are detailed in our non-GAAP information provided in the press release and in the appendix of our slide deck.

Turning to the details of the quarter, adjusted operating revenue increased by $9.2 million, primarily due to increases in revenue generated from transaction fees, market data fees and other revenue versus the fourth quarter of 2015. Transaction fees were up $4.6 million or 4% from last year’s fourth quarter due to a 13% increase in trading volume partly offset by an 8% decrease in the average revenue per contract or RPC. Our blended RPC including options and futures was $0.0377 compared with $0.0408 in the fourth quarter of 2015. The RPC in our options business decreased to $0.0311 compared with $0.0349 in last year’s fourth quarter, but increased sequentially compared to $0.0304 in the third quarter of 2016. The year-over-year decline primarily reflects a lower RPC on equity options and exchange-traded products, which were down 45% and 42%, respectively, due to the mix of account type and higher volume discounts and incentives.

The quarter-over-quarter increase in the options RPC was due to lower volume discounts in the fourth quarter as compared to the third quarter of 2016. On the futures side, CFE’s revenue per contract was relatively unchanged at $1.68 for the fourth quarter.

As shown by the pie charts on this slide, the mix of trading volume between our index products and multiple-listed products was about the same in the fourth quarter of 2016 versus 2015 with our highest margin index options and futures contracts accounting for 40.8% of total volume versus 40.9% in 2015’s fourth quarter.

Converting the volume into transaction fees, you see that index options and futures contracts accounted for 89.4% of transaction fees for the quarter, up from 83.1% in the fourth quarter of 2015. For the full year, proprietary products accounted for 88.2% of transaction fees, up from 82.9% in 2015.

Looking at other variables influencing total operating revenue, market data fees increased $1.5 million and other revenue increased $2.4 million compared with last year’s fourth quarter. The increase to market data revenue is primarily driven by an increase in CBOE share of OPRA market data as well as continued growth in market data revenue from CBOE’s proprietary index values. The increase in other revenue was primarily due to higher regulatory fines assessed to trading permit holders for disciplinary actions. This revenue is used to offset regulatory expenses.

Now turning to expenses. This slide details total adjusted operating expenses of $83.4 million, up $3.3 million or 4% compared with $80.1 million for the fourth quarter of 2015. The increase largely reflects higher costs for compensation of benefits, royalty fees and travel and promotional expenses offset somewhat by a decrease in depreciation and amortization. The decline in depreciation and amortization expense in the fourth quarter of 2016 compared to 2015 is mainly due to the final write-off of certain regulatory software that occurred in June of 2016 with the planned transfer to FINRA systems.

This next slide details core operating expense of $53.2 million for the fourth quarter, an increase of $3.5 million or 7% compared with the fourth quarter of 2015. The increase was primarily driven by a $2.2 million increase in compensation and benefits and an $800,000 increase in travel and promotional expenses.

The increase in compensation and benefits was largely due to higher incentive-based compensation expenses which are aligned with our financial performance. The increase in travel and promotional expenses primarily reflects higher costs for advertising of special events versus last year’s fourth quarter.

Volume-based expenses which include royalty fees and order routing were $20.4 million for the quarter, an increase of $2.3 million or 13% reflecting higher royalty fees resulting from increased trading volume and our licensed products. Total trading volume in our index complex was up 12% for the quarter with index options up 11% and VIX futures up 24%.

Moving to other income and expenses, investment and other income increased by $1.6 million in the fourth quarter reflecting an increase in the dividend recognized from the Options Clearing Corporation. If you will recall last year’s dividend represented 10 months, whereas for 2016 it covers the full year.

Finishing up on the income statement review, our effective tax rate was 39.8% for the fourth quarter of 2016 compared with 36.7% in 2015’s fourth quarter. The higher effective tax rate was primarily due to an increase in uncertain tax positions, offsetting the favorable impact of the preferential tax treatment on the OCC dividend income.

Now let’s turn to a few highlights relating to our balance sheet and capital allocation. In 2016, we generated more than $230 million in cash from operating activities. It’s worth noting that this includes over $19 million pre-tax and acquisition related costs incurred in 2016.

For the year, we used about $44 million for capital expenditures, returned nearly $79 million through dividends and about $65 million through share buybacks. In 2016, we repurchased nearly 1 million shares under our share repurchase program at an average price of $63.83 reducing shares outstanding by nearly 3%. We have approximately $97 million of availability remaining under our share repurchase authorizations.

As we noted previously, we suspended our share repurchase program in connection with our pending acquisition of Bats so there was no repurchase activity in the fourth quarter. However, going forward, we may make opportunistic share repurchases, although we currently intend to direct our capital resources towards paying down the $1.65 billion of debt incurred in connection with the Bats transaction.

Moving to our guidance for 2017, which is based on CBOE only and does not take into account our pending acquisition of Bats. Once we close the transaction, we will update our guidance to take into account the combined company. CBOE’s core expenses for the full year 2016 came in at about $208 million, below our original guidance of $211 million to $215 million, but in line with the outlook we provided on our last earnings call.

For 2017, we expect core expenses to be in the range of $214 million to $218 million, representing an increase of 3% to 5% versus 2016. The expected increase in 2017 primarily reflects higher expenses for compensation and benefits and professional fees and outside services. The increase in compensation and benefits primarily reflects merit increases and higher incentive-based compensation. The increase in professional fees and outside services is primarily driven by higher costs relating to regulatory services, however, we expect regulatory revenue to offset this increase.

Stock-based compensation expense included in compensation and benefits is expected to be approximately $27.5 million for 2017. This includes $13 million on accelerated stock-based compensation expense, approximately $12 million of which is expected to be recognized in the first quarter of 2017. We plan to include the accelerated stock-based compensation in our non-GAAP reconciliation. The increase in accelerated stock-based compensation versus 2016 is due to a planned change in the retirement vesting schedule for equity award grants. We expect our effective tax rate for 2017 to be in the range of 38.5% to 39.5%.

Moving on, capital spending in 2017 is expected to be between $46 million to $48 million, up somewhat compared with the $44 million we spent in 2016, which includes our ongoing investments in systems hardware and software to support and enhance our trading technology.

Depreciation and amortization expense is expected to be between $40 million to $42 million compared with $44 million in 2016.

In addition, let me touch on interest expense. On December 15, 2016, we entered into a $1 billion five-year delay draw term loan agreement, and on January 12, 2017, we completed an offering of $650 million of 3.65% senior notes due in 2027. Combined, this secures the $1.65 billion to finance the cash portion of our pending transaction of Bats, as well as the repayment of Bats’ existing indebtedness and certain transaction costs.

The interest in fees for the senior notes are expected to result in interest expense of about $24.2 million for the full year of 2017, a little over $6 million each quarter. We plan to draw on the term loan upon closing of the Bats acquisition. The initial interest rate of the term loan will be based on LIBOR plus 1.25% per annum. This rate is subject to change based on credit rating and a range from 1.00% to 1.75%.

Finally, we entered into on December 15, 2016, a $150 million five-year revolving credit facility that can be used for working capital and other general corporate purposes. Currently, there are no borrowings outstanding under this agreement.

Going forward, we expect to maintain a strong balance sheet and we plan to keep debt levels in line with an investment grade profile to maintain the flexibility for capital expenditures, dividend payments and opportunistic share repurchases and other strategic initiatives.

We enter 2017 excited about expanding our sources of value creation and the diversification of our earnings profile we expect to achieve through our acquisition of Bats. Our strong financial position and operating cash flow generation has allowed us to invest in CBOE’s future and we look forward to executing on our strategy to deliver long-term value creation for our stockholders.

With that, we thank you for your time this afternoon and attention. I will turn the call back over to Debbie for instructions on a Q&A portion of our call.

Deborah L. Koopman

Vice President, Investor Relations, CBOE Holdings, Inc.

Thanks, Alan. At this point, we’d be happy to take questions. We ask that you please limit your questions to one per person to allow time to get to everyone. Feel free to get back into the queue. And if time permits, we’ll take a second question. Operator?

Operator:

Thank you. We will now begin the question-and-answer session. [Operator Instructions]. Our first question comes from Ken Worthington of JPMorgan. Please go ahead.

Kenneth B. Worthington

Analyst, JPMorgan Securities LLC

Hi, good afternoon. Thank you for taking my question. Many shareholder advocacy groups support the separation of the CEO and the Chairman of the Board position, so maybe Ed, for you, the CBOE or do you expect to hold both positions longer-term or is this more of a near term consideration for CBOE as the Bats and CBOE merger kind of go through their integration?

Edward T. Tilly

Chief Executive Officer, CBOE Holdings, Inc.

The Board obviously can make its decision at any time going forward, but this is not anticipated to be short-term in its duration.

Kenneth B. Worthington

Analyst, JPMorgan Securities LLC

Okay. Great. Thank you very much.

Operator:

Our next question comes from Kyle Voigt of KBW. Please go ahead.

Kyle Voigt

Analyst, Keefe, Bruyette & Woods, Inc.

Hi. Good evening. Thanks for taking my question. I guess just on the Bats deal, in the release you state that you’ll immediately begin to realize the benefits of bringing together Bats and CBOE. Can you just talk about the process thus far and I’m just trying to get a sense as to how much of a head start you’ve been able to get on the integration planning for cost and revenue synergies, and whether or not you feel more or less confident in your synergy guidance than when you announced the deal?

Edward T. Tilly

Chief Executive Officer, CBOE Holdings, Inc.

So two questions. Let me tackle just the process that has been underway. Certainly since our announcement in September, we have pretty detailed work streams and structure teams in place that have been facilitating that process in readiness and using a strategic integration office and steering committee that report up to me. So from a readiness standpoint, we’re good to go. And, as I said in my prepared remarks, we’ve gotten one of the final two approvals completed.  For the second, we’re awaiting the FCA’s approval.

We are ready integration wise should that come earlier, but we’re still planning for end of the quarter. If things change and we get that FCA approval, we’re going to let you know. And then Alan, if you want to tackle the actual synergy numbers and the road map to delivering on those.

Alan J. Dean

Chief Financial Officer, Treasurer & EVP, CBOE Holdings, Inc.

Sure. Thanks, Ed. Hi, Kyle. I can’t help but be more confident at this point than I was, say, last October 1 when we certainly did a lot of background investigation, calculating to come up with our synergy numbers and now I have the months of October, November, December and January.  And, as Ed said, we’ve been working hard at this integration, so I do feel more confident in the number going forward and I’m happy to report that.

Kyle Voigt

Analyst, Keefe, Bruyette & Woods, Inc.

Thank you very much.

Operator:

Our next question comes from Michael Carrier of Bank of America Merrill Lynch. Please go ahead.

Michael Roger Carrier

Analyst, Bank of America Merrill Lynch

All right. Thanks a lot guys. Maybe just Alan, just two things on the compensation. Just the acceleration in the first quarter and the decision around that. And then there’s some accounting changes on the equity comp side, I just wanted to see if there’s any impact on the tax rate for 2017?

Alan J. Dean

Chief Financial Officer, Treasurer & EVP, CBOE Holdings, Inc.

Yeah. So the acceleration, you’re talking about the stock-based comp. Is that correct, Mike?

Michael Roger Carrier

Analyst, Bank of America Merrill Lynch

Correct. Yeah.

Alan J. Dean

Chief Financial Officer, Treasurer & EVP, CBOE Holdings, Inc.

Okay. So what we’re doing is changing when stock compensation would fully vest and it has to do with years of service and age, and we’re -- our practice is changing in a way that puts us in line with best practice.  So that’s all we’re doing and we felt as if we were outside of best practice going forward and we weren’t serving shareholders in the best way we could.  The grants happen in February around here and so this is all subject to Board approval. Our Board meeting is late next week, but that’s what we’re anticipating.

Regarding the change in taxes related to stock-based compensation, yes, we do anticipate a favorable impact on the effective tax rate because of the gap changes. But it’s not material to us. And it’s included in the tax guidance range that I gave you.

Michael Roger Carrier

Analyst, Bank of America Merrill Lynch

Okay. Thanks a lot.

Alan J. Dean

Chief Financial Officer, Treasurer & EVP, CBOE Holdings, Inc.

Sure.

Operator:

Our next question comes from Alex Kramm of UBS. Please go ahead.

Alex Kramm

Analyst, UBS Securities LLC

Hey, good evening. Just wanted to touch about multi-list for a second. I recognize it’s a small part of your business, obviously, but if you look at the pricing trend and market share, that business continues to bleed. Just wondering, Alan, if you have any updated thoughts in terms of your positioning from a competitive dynamic. When you see what your competitors are doing, do you feel like you have to keep on taking this race further down? And then also I think when investors sometimes look at your RPC as you reported and compared to the other public peers out there, it looks like you’re very, very underpriced relative to the competition so you obviously look a little bit more in detail in terms of different pricing schemes that other guys have. So how much do you feel like you may be undercutting the competition at this time? Thank you.

Alan J. Dean

Chief Financial Officer, Treasurer & EVP, CBOE Holdings, Inc.

How many questions was that, Alex?

Alex Kramm

Analyst, UBS Securities LLC

That was one question. Sorry.

Alan J. Dean

Chief Financial Officer, Treasurer & EVP, CBOE Holdings, Inc.

No, it wasn’t. It was like five or six.

Alex Kramm

Analyst, UBS Securities LLC

One theme, sorry.

Alan J. Dean

Chief Financial Officer, Treasurer & EVP, CBOE Holdings, Inc.

All right. So pricing in the multi. If you look at the press release, even though overall pricing is down year-over-year sequentially, you can see a bounce in both the equity and the exchange traded products line which I’m happy to see.  So, I think that’s good. I hope that trend continues. Of course, I can’t – I’m not predicting anything -- but that bounce is good and reflects some fee changes that we made late last year. I think price is what moves market share in that multi-list category. Of course you have to have the right systems, the right functionality, dependability. We have that. We spend a lot of time thinking about fees, and so although I’d like to see fees higher, I think we’re priced right.

Remember, this is the small part of the business as you referred to it. It’s only part of the multi-list picture. There’s access fees and there’s market data revenue and exchange services and other fees, and our goal is to optimize total revenue and sometimes we do a better job at that than others. But I’m pretty happy with where we’re at.  Also, I’ll say this, and you’ve heard me say this -- I think there is a bottom to pricing in the multi-list category and it’s higher than what you would expect if you’re comparing it to the cash equities side of our industry.  That’s because of the lack of market data revenue that the options industry has relative to cash equity. So, it feels like we’re at a bottom, but I think we do a pretty good job on pricing and optimizing our total revenue. So did I – I’m not sure if I answered all your questions, Alex, but...

Alex Kramm

Analyst, UBS Securities LLC

Maybe we’ll just leave it at that then for now.

Operator:

Our next question comes from Alex Blostein of Goldman Sachs. Please go ahead.

Alexander Blostein

Analyst, Goldman Sachs & Co.

Hey, guys. Good evening.  A question for you guys around the proprietary products, so I wanted to touch on the VIX and the SPX complex, particularly on the trends that you guys are seeing so far year-to-date. So the VIX level is obviously down a lot and you’re coming off of pretty tough comps on a year-over-year basis, but your volumes are actually holding up reasonably okay, kind of down maybe mid- to high-single digits and it seems like the open interest continues to grow at least on the futures side. So just peeling back a couple of layers, maybe give us a little color with what’s going on and why maybe it’s holding up a little better relative to kind of the broader low volatile environment?

Edward T. Tilly

Chief Executive Officer, CBOE Holdings, Inc.

I think what you’re speaking to is the utility. Even on days with low volume -- if we look at a day like today in the industry, not a super busy day but well over 1 million contracts again in SPX.  I think you are speaking to just the broad receptivity and the flexibility around the contracts and the offerings with Monday, Wednesday and Friday expiries, and being able to capture and monetize short-term movements in the market.

But overall in volatility, I think it’s such a great question, Alex, coming from you because I’ve looked at Buzz Gregory who is probably one of the leaders, I think, in volatility space and I follow him. He commented on policies and process, it takes time. So far we’ve got a lot of words on what might affect the business over time and the market seems to be willing to give the administration a pass in the short term and charge relatively inexpensive rates for insurance on the portfolio of the S&P 500 over the next 30 days. But not surprisingly, not willing to insure those portfolios for any long periods of time in that the price.  If we look out over the long term, the volatility surface returns to normal pricing in October with a VIX level over 18. So this is typical of shorter-term trends, the effect of realized volatility as an anchor on implied volatility looking out over time, but over time, the market is just not willing to sell that insurance at cheap levels indefinitely.

Alexander Blostein

Analyst, Goldman Sachs & Co.

Got it. Right. Thanks for that. We’ll make sure to tell Buzz, you say hello there.

Operator:

Our next question comes from Brian Bedell of Deutsche Bank. Please go ahead.

Brian Bedell

Analyst, Deutsche Bank Securities, Inc.

Hi. Good afternoon, guys.  Just want to go back on the Bats synergies. I appreciate, obviously, you’re going to give updated guidance when you close the deal. But in line with what you were saying, Alan, that you are becoming more optimistic, as we think about lining up the integration, should we be thinking realistically that that $50 million year-three expense save is likely to happen much sooner than that? And then maybe if you can comment on potential incremental saves over and above that? Maybe not quantifying them, but just categorically talking about them.

Alan J. Dean

Chief Financial Officer, Treasurer & EVP, CBOE Holdings, Inc.

Well, it’s way too early, Brian, for me to throw off my $50 million target for our three-year synergies. I hope that in the not-too-distant future.  My confidence will get to the point where I can revise this number up, but I’m certainly not anywhere close to that point right now.  This will take time.

We’re diligently working on the integration process but it’s a three-year goal. And if you think about the realization of the synergies, you’ll have some synergies that happen out of the box for an easy one, C-suite redundancy or things like outside auditors or insurance that happens right out of the box. But then the migration from our platform to their platform, the realization of synergies there are real, but that’ll take time to realize. And you won’t know for sure, how you’re doing against your targets until later on.

So I’ll restate that I’m more confident now in the $50 million three-year synergy targets, but I’m nowhere near the point where I could revise them either way.

Brian Bedell

Analyst, Deutsche Bank Securities, Inc.

Okay, fair enough. Thank you.

Operator:

Our next question comes from Chris Harris of Wells Fargo. Please go ahead.

Chris M. Harris

Analyst, Wells Fargo Securities LLC

Thank you. Hi guys.  Wondering if you guys can talk a little bit about what the multiply-listed options business is going to look like once it’s merged with Bats. And then I guess specifically wondering whether you think the merger will help to stabilize your share in RPC in that part of your business?

Edward T. Tilly

Chief Executive Officer, CBOE Holdings, Inc.

Well, until we close, we won’t be talking about RPC in the Bats organization today or their exchanges. But from an operational standpoint, yes, we will be running the four exchanges. Each, I think, is unique. And looking at the multi-list business here is we really don’t truly compete, even in multi-list options and the nature and difference between the fee schedules and the allocation algorithms between Bats and CBOE. So we look forward, actually, to bringing them in under CBOE Holdings and then we’ll optimize and make sense on fees and allocation algorithms when we look at the combined offering. It will be business as usual at day one, we will be running those four exchanges and then looking to make changes over time.

Chris M. Harris

Analyst, Wells Fargo Securities LLC

Okay, got it. Thank you.

Operator:

Our next question comes from Dan Fannon of Jefferies. Please go ahead.

Daniel Thomas Fannon

Analyst, Jefferies LLC

Thanks. I guess, Alan, if you could comment maybe on the outlook for some of the non-transaction revenue, specifically thinking about access services into next year?

Alan J. Dean

Chief Financial Officer, Treasurer & EVP, CBOE Holdings, Inc.

Sure. Be glad to, Dan. Access fees, let’s start with that. That has, since our IPO, been declining slightly year-over-year and theirs were way above market in what we charge. 2015 to 2016 is down about $1 million, so I would expect a kind of slow decline going forward in access fees continuing into 2017.

Exchange services and other fees, I would expect that line item to continue to grow at the rate of inflation or even at a rate slightly above inflation because of more customers and pricing opportunities.

Market-data fees, half of that line item is there because of market share in the multi-list side and proprietary side. So half of that line item will grow or decline with our market share. And the other half is our proprietary data fees, which like exchange services and other fees, I think we’ll be successful in gaining new customers and there could be pricing opportunities there. So I would look at that half of that growing with inflation or slightly above. I should also say that on the half that is impacted completely by market share and market data fees, OPRA has a history of increasing fees marginally with the rate of inflation. So if you stayed flat on market share, your revenue should still go up slightly because of their continued price increases on that side.

Regulatory fees for fourth-quarter 2016, all that revenue is used to support our regulatory efforts. Because our regulatory expenses are increasing by 3% or 5%, I would expect this line item to go up in concert with our regulatory expenses.

Other revenue, the two largest items here are fines and licensing fees. And fines are really hard to predict, very chunky, very up and down and you may recall this year we were light on fines all year until the fourth quarter and then a larger fine – I have no transparency or ability to predict what could happen there.  Although 2016 feels like a typical year and 2015 seems like a higher year in terms of fines looking back over the years.

The second largest line item in other revenue is licensing fees, so this is all the fees that we collect primarily licensing our VIX methodology around the world and to ETPs, based on AUM. And that line item continues to grow by a rate faster than inflation and so I’m not putting a number to it, but it’s not too far from the point where we’d be thinking about separating that as its own separate line item. So I hope that kind of background helps.

Daniel Thomas Fannon

Analyst, Jefferies LLC

Great. Thank you.

Operator:

Our next question comes from Alex Kramm of UBS. Please go ahead.

Alex Kramm

Analyst, UBS Securities LLC

Wow, we’re already through here, huh? Hello again.

Deborah L. Koopman

Vice President, Investor Relations, CBOE Holdings, Inc.

Wake up, Alex.

Alex Kramm

Analyst, UBS Securities LLC

Yeah. Some people are missing. What’s going on here?

Edward T. Tilly

Chief Executive Officer, CBOE Holdings, Inc.

Something about a football game.

Deborah L. Koopman

Vice President, Investor Relations, CBOE Holdings, Inc.

Come on, you’re the last one.

Alex Kramm

Analyst, UBS Securities LLC

All right. I’ll be quick. No, just one quick question. Only one question this time. I guess for anyone who wants to chime in but obviously with the new administration there’s been a lot of talk about deregulation. If I look at options volume over the last two years, it’s been pretty stagnant. So just wondering if you step back and think about the environment over the last two years and higher capital requirements, all that kind of stuff that we’ve been seeing, where do you think any sort of deregulation could help your business and are you more optimistic now or do you think it’s not going to be really a game changer?

Edward T. Tilly

Chief Executive Officer, CBOE Holdings, Inc.

So we’ve had a little different view on the benefits coming out of regulation in that the exchange base benefits from transparency. We think our customers are better served with a transparent market and we are in favor of essential counterparty clearing. So from that view, that’s all been what, I think, is very positive. But what can happen going forward? It really is around capital. And to your point, I think that some of the capital rules have been pretty good headline grabbers, but they have not de-risked the system. They are not risk-based – not all of them are risk-based. So maybe a more rational approach to the capital and the capital requirements.  If there’s a risk component where we can get behind that because we are about delivering and mitigating risk. It’s what we stand for. But when the capital requirements don’t offer offsets of long and short and some of this has been just not done, we think, optimally, we’ll be involved in affecting as much as we can and influencing positively regulation going forward.

Alex Kramm

Analyst, UBS Securities LLC

All right. Very good. Thanks.

Operator:

Our next question comes from Patrick O’Shaughnessy of Raymond James. Please go ahead.

Patrick J. O’Shaughnessy

Analyst, Raymond James & Associates, Inc.

Hey. Wanted to jump in with a quick one for Alan. So generally, it seems like the trends over the last several years have generally been pretty positive in terms of revenue and EPS. And in contrast to that operating cash flow box you have on slide 23 where it looks like operating cash flow peaked in 2014 and it’s down the last couple of years, Alan, can you kind of walk us through why that has decreased? And I think in particular, as I look at your balance sheet, there’s been a large increase in your income taxes receivable that might have something to do with that?

Deborah L. Koopman

Vice President, Investor Relations, CBOE Holdings, Inc.

Yes.

Alan J. Dean

Chief Financial Officer, Treasurer & EVP, CBOE Holdings, Inc.

Yes. So part of it is capital expenditures have increased over the years and we have paid more in taxes, then there is a large tax receivable, but we paid them more due to uncertain tax positions that are out there. Debbie, am I forgetting anything?

Deborah L. Koopman

Vice President, Investor Relations, CBOE Holdings, Inc.

No, it’s mostly the tax where a lot of the change has come. Like you said, we have a big receivable so we’ve made tax payments and we have an increase in uncertain tax positions so that affects the cash flow.

Alan J. Dean

Chief Financial Officer, Treasurer & EVP, CBOE Holdings, Inc.

And don’t forget in 2016, we had a large number for acquisition costs that was new to us and would have certainly helped to turn that -- make that 2016 cash flow generation number look a lot better. I’ll tell you what I’m going to do, Patrick, I’ll ask Debbie to take a look at that, and if there’s any details that I’m forgetting, she’ll give you a call and we’ll get back to you.

Patrick J. O’Shaughnessy

Analyst, Raymond James & Associates, Inc.

Got it. Appreciate it.

Operator:

Our next question comes from Michael Carrier of Bank of America Merrill Lynch. Please go ahead.

Michael Roger Carrier

Analyst, Bank of America Merrill Lynch

Thanks, guys. Hey, Alan, just a quick one on the expense guidance. On the stock-based comp, just I guess in the total $27.5 million, is that all included in the $214 million to $218 million?

Alan J. Dean

Chief Financial Officer, Treasurer & EVP, CBOE Holdings, Inc.

No. The $27.5 million is total, but $13 million is going to be adjusted out as a non-GAAP measure so the expense that we’re reporting is the net between the two, the $27.5 million and the $13 million. And that’s what’s included in the core expenses.

Deborah L. Koopman

Vice President, Investor Relations, CBOE Holdings, Inc.

Actually, I think it’s $14 million for the year. $13 million is in the first quarter.

Alan J. Dean

Chief Financial Officer, Treasurer & EVP, CBOE Holdings, Inc.

That’s right.

Deborah L. Koopman

Vice President, Investor Relations, CBOE Holdings, Inc.

It’s heavily weighted towards the fourth quarter, we told them what the first-quarter impact would be.

Michael Roger Carrier

Analyst, Bank of America Merrill Lynch

Okay. That makes sense. I just wanted to clarify it. Thanks a lot.

Operator:

This concludes our question-and-answer session. I would like to turn the conference back over to Debbie Koopman for any closing remarks.

Deborah L. Koopman

Vice President, Investor Relations, CBOE Holdings, Inc.

Thank you for joining us this afternoon. This completes our call. We appreciate your time and continued interest in the company. I’ll be around for however much time I need to, to take any follow-ups. We’ll be traveling in the morning so you won’t be able to contact me, but then I’ll be available in the afternoon. Thanks.

Operator:

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

--End Call--

Cautionary Statements Regarding Forward-Looking Information

This presentation contains certain statements regarding intentions, beliefs and expectations or predictions, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements with respect to anticipated expenses, expected tax rate, planned capital expenditures, the timing of the completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of September 25, 2016, by and among CBOE Holdings, two wholly-owned subsidiaries of CBOE Holdings and Bats, and the anticipated effects of the transaction. The actual timing of the completion of the proposed transaction could differ materially from those projected or forecast in the forward-looking statements.  Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE Holdings’ ability to maintain an investment grade credit rating; risks relating to the value of CBOE Holdings’ shares to be issued in the transaction; disruptions of CBOE Holdings’ and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE Holdings’ and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE Holdings and Bats; and other factors described in the Risk Factors sections of (i) the definitive joint proxy statement/prospectus dated December 9, 2016, which was filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2016, (ii) CBOE Holdings’ annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, (iii) CBOE Holdings’ quarterly report on Form 10-Q for the quarter ended June 30, 2016, which was filed with the SEC on August 2, 2016, (iv) CBOE Holdings’ quarterly report on Form 10-Q for the quarter ended September 30, 2016, which was filed with the SEC on November 8, 2016, and in other filings made by CBOE Holdings and Bats from time to time with the SEC.

The factors described in such SEC filings include, without limitation: CBOE Holdings’ ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE Holdings and Bats operate; CBOE Holdings’ and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE Holdings’ or Bats’ exchanges; each of CBOE Holdings’ and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE Holdings’ and Bats’ ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE Holdings’ and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE Holdings nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities. This presentation relates to the proposed merger transaction involving CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.